Exhibit 12.1

	Three Months Ended June 30,	Fiscal Year Ended March 31,
	2010	2010	2009	2008	2007	2006
Earnings (1):
Earnings before income taxes	14,667	39,297	62,183	144,384	304,288	241,066
Add: Fixed charges	4,588	18,480	24,714	20,866	12,050	8,675
Add: Amortization of capitalized interest and FIN 48 Interest	914	3,857	5,358	6,597	30	—
Add: Cash distributions from equity method investments	7,250	29,750	33,000	37,750	29,000	27,250
Subtract: Income from equity method investments	(6,512)	(24,157)	(32,426)	(33,982)	(32,765)	(26,917)

Total Earnings	20,907	67,227	92,829	175,615	312,603	250,074

Fixed Charges (2):
Interest expense	4,512	18,180	24,433	20,530	11,709	8,290
Interest component of rent expense	76	300	281	336	341	385

Total Fixed Charges	4,588	18,480	24,714	20,866	12,050	8,675

Ratio of Earnings to Fixed Charges	4.6x	3.6x	3.8x	8.4x	25.9x	28.8x

(1)	Earnings represent earnings before income taxes and before income from equity method investments plus: (a) fixed charges; and (b) cash distributions from equity method investments.
(2)	Fixed charges include: (a) interest expense, whether expensed or capitalized, less interest accrued for uncertain tax positions; and (b) the portion of operating rental expense which management believes is representative of the interest component of rent expense.